

25002032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORT
FORM X-17A-5
PART III



SEC Mail Processing

8-47758

FEB 26 2025

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mid Atlantic Clearing & Settlement Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Waterfront Place, Suite 510
_____
(No. and Street)

Pittsburgh   PA   15222
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph F. Banco   (412) 391-7077   jbanco@macg.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
_____
(Name – if individual, state last, first, and middle name)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

00248

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Banco _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mid Atlantic Clearing & Settlement Corporation _____ , as of December 31st _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Commonwealth of Pennsylvania - Notary Seal
Emily K. Ferrari, Notary Public
Allegheny County
My commission expires March 2, 2027
Commission number 1431864
Member, Pennsylvania Association of Notaries
```

Signature: _____

Title: _____
Chief Financial Officer

Emily K Ferrari
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition and Report of Independent Certified Public Accountants

Mid Atlantic Clearing & Settlement Corporation

(A Wholly Owned Subsidiary of Mid Atlantic Trust Company)

December 31, 2024

Contents   Page

**Grant Thornton**

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Mid Atlantic Clearing & Settlement Corporation

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Mid Atlantic Clearing & Settlement Corporation (a Delaware corporation) (the "Company"), wholly owned subsidiary of Mid Atlantic Trust Company as of December 31, 2024, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Change in accounting principle
As discussed in Note 9 to the financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, *Segment Reporting (Topic 280)*.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 21, 2025

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and Cash Equivalents	$	1,589,450
Cash Segregated Under Federal and Other Regulations		492,119
Related Party Receivable		387,567
Prepaid and Other Assets		51,671
Total Assets	$	2,520,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	271,470
Related Party Payable		249,842
Payable to Customers		428,363
State Income Tax Payable		1,083
Total Liabilities		950,758

Stockholder's Equity

Common Stock; $0.01 Par Value; 1,000 Shares Authorized, Issued, and Outstanding		10
Additional Paid-In Capital		461,362
Retained Earnings		1,108,677
Total Stockholder's Equity		1,570,049
Total Liabilities and Stockholder's Equity	$	2,520,807

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Mid Atlantic Clearing & Settlement Corporation was incorporated under the laws of the State of Delaware in September 1994 under the name Life Cycle Mutual Fund Distributors. On July 11, 2017, the Company changed its name to Mid Atlantic Clearing & Settlement Corporation ("MACSC", the "Company"). The Company is a wholly owned subsidiary of Mid Atlantic Trust Company (the "Parent"), a South Dakota corporation. The Parent is a wholly owned subsidiary of American TCS Holdings, LLC ("TCSH") a Delaware corporation. The ultimate parent company of the Company is EdgeCo Holdings, Inc., a Delaware corporation.

The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the National Securities Clearing Corporation ("NSCC") for the execution and clearance of mutual fund transactions. The Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual balances could differ from those estimates.

The Company is required to disclose the impact of the change in accounting estimates on its income from continuing operations and net income (including per share amounts) of the current period. If the change in estimate is made in the ordinary course of accounting for items such as uncollectible accounts, disclosure is not required unless the effect is material. If the change in estimate does not have a material effect in the period of change, but is expected to in future periods, any financial statements that include the period of change should disclose a description of the change in estimate.

Current Expected Credit Losses

The Company accounts for credit losses on financial assets measured at amortized cost basis and off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. At December 31, 2024, no allowance was deemed necessary based on management's assessment.

Accounts Receivable

The Company's largest customer is its Parent. At December 31, 2024, the Company had a receivable balance from the parent of $381,027, which is included in the total balance of $387,567 under the caption "Related Party Receivable" in the accompanying statement of financial condition.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains bank accounts at a financial institution. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year, the Company's cash balances may have exceeded FDIC limits. The Company has not experienced any losses in these accounts during the year ended December 31, 2024.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents cash held in special reserve accounts for the benefit of the customers and other related operating accounts. These cannot be used in the ordinary operations of the business.

Segment Reporting

The Company has adopted FASB ASC 280 as the Company qualifies within the FASB standard which incorporates all issuer and non-issuer broker-dealers. This requires all public entities, including those within a single reportable segment, to disclose additional information about the reportable segments.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, *Income Taxes*, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of EdgeCo Holdings, Inc. Income taxes are determined by the Company on a separate company basis as if the Company had filed separate returns. Certain states may require the Company to file its own separate returns. The tax provision (or benefit) allocated to the Company under the separate company basis is included in the Related Party Payable line in the statement of financial condition.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with Accounting Standards Update ("ASU") 2015-17, *Balance Sheet Classification of Deferred Taxes*.

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the consolidated financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $439,066 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. In addition, cash of $53,053 has been segregated by management for future transfer to the reserve bank account.

NOTE 4 – BORROWED FUNDS

The Company had bank commitments of $15 million at December 31, 2024 on a revolving line of credit, of which $10 million is restricted for use in the processing of mutual fund trade settlement. The agreement contains provisions for interest at the Term SOFR rate (4.34% at December 31, 2024) plus 2.37%. The line of credit agreement is subject to periodic renewal and is due to expire in July 2025. There were $26 million borrowings and $26 million paydowns in 2024. There was no outstanding balance on the revolving line of credit at December 31, 2024. The Company is required to meet certain minimum financial covenants under the terms of the line of credit. The Company was in compliance with all financial covenants for the year ended December 31, 2024.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Commissions and Fee Revenues

The Company provides services for the Parent for a fee. These fees represent trade execution, cash processing and charges for mutual fund fee collection, based on a contractual fee schedule between the entities. Total fees earned from this related party during 2024 were approximately $4.6 million, of which approximately $381,000 was receivable at December 31, 2024. This balance is included under the caption "Related Party Receivable" in the accompanying statement of financial condition.

Overhead and Other Costs

A portion of the Company's general and administrative expenses consist of overhead cost allocations from TCSH and their parent Mid Atlantic Capital Group, Inc. ("MACG"), a Delaware corporation. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. TCSH and MACG incur the majority of rent, office, and other expenses on their own behalf and on behalf of their various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an expense sharing agreement among TCSH and its subsidiaries. A separate expense sharing exists between MACG and its subsidiaries. The Company recognized rent, office, and other expenses under this overhead cost arrangement of approximately $476,000 in 2024.

On occasion, the Company receives from and/or advances funds to its Parent and other related parties. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2024, the Company had a payable due to its other related parties in the approximate amount of $250,000, which is included under the caption "Related Party Payable" in the accompanying statement of financial condition. This payable is primarily related to taxes.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the SEC and administered by FINRA. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2024, the Company's net capital under the uniform net capital rule was approximately $1,540,000. The minimum capital is $250,000. The Company exceeded the minimum capital requirements by approximately $1,290,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024, was .62 to 1.

NOTE 7 – INCOME TAXES

The Company (and the Parent) is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2024.

For the year ended December 31, 2024, income tax payable (benefit) consisted of the following:

	Current	Deferred	Total
U.S. Federal	$ -	$ -	$ -
State	1,083	-	1,083
	$ 1,083	$ -	$ 1,083

The tax-related balance due to the Parent as of December 31, 2024 is $228,770, which is reported in the "Related Party Payable" line of the statement of financial condition.

NOTE 8 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated. At December 31, 2024, no loss has been deemed necessary based on management's analysis of probable and estimable liabilities.

NOTE 9 – SEGMENT REPORTING

MACSC has identified the Board of Directors, which is represented by their President and Chief Financial Officer, as the Company's Chief Operating Decision Makers (CODM). Both parties reside within the Corporate office in Pittsburgh, Pennsylvania.

Segmented Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one main class of services: providing clearing and settlement services for the Parent, the Company's primary customer, which accounts for 82% of total revenue. The CODM and management review internal financial statements monthly to assess the performance of the operating segment. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 3% of its total revenue from a single external customer in 2024.

MACSC's segment represent revenue earned from providing cashiering, trade executing, settlement and custody services. Financial results are measured using gross revenue. The CODM analyzes results monthly through budget-to-actual comparison, and changes in trends over time.

In consideration of ASU2023-07 BC32, the Company provides the information per the financial statements presented above to the CODM for analysis. Revenues for the segment are provided to the CODM by financial statement line item. Additionally, the significant expense identified by the Company include the financial statement line item for Clearing & Execution Charges, and the other segment expenses include bank fees and other expenses. Operating expenses are not broken down by segment but analyzed at the transactional level each month and compared to budget. All expenses are reported to the CODM for further analysis.

NOTE 10 – SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2024 through February 21, 2025, the date the financial statements were issued.